UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Robert Wolf

590 Madison Avenue

34th Floor

New York, NY 10022

(212) 607-2452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 25272T104	13D/A	Page 2 of 5

1	Names of reporting persons Robert Wolf
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,586
	8	Shared voting power 0
	9	Sole dispositive power 34,586
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,586
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.05% (1)
14	Type of reporting person IN

(1)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 3 of 5

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Robert Wolf (the “Reporting Person”) with the Securities and Exchange Commission on August 5, 2013 (the “Schedule 13D”). This Amendment No. 1 is being filed by the Reporting Person to report an amendment to the Stockholders Agreement (as defined in the Schedule 13D), which, among other things, removed certain stockholders, including the Reporting Person, as parties to the Stockholders Agreement. As a result of such amendment and the disposition of shares of Common Stock by certain members of the “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) deemed to have been formed by the parties to the Stockholders Agreement, the members of such group collectively hold less than 50% of the outstanding Common Stock. The Reporting Person is no longer part of such group and beneficially owns less than 5% of the Common Stock. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 11, 2014, the Reporting Person, the Issuer and the other individuals and entities who are (or were) parties to the Stockholders Agreement entered into the First Amendment to Stockholders’ Agreement (the “First Amendment”). The First Amendment removed the Reporting Person and each other party to the Stockholders Agreement identified on Exhibit A to the First Amendment (collectively, the “Subject Company Stockholders”) from being a party to, and released each Subject Company Stockholder from further obligations under, the Stockholders Agreement. In connection with the First Amendment, the proxies and powers of attorney granted by the Subject Company Stockholders to Stephen J. Cloobeck and David F. Palmer to vote the Common Stock owned by the Subject Company Stockholders in accordance with the Stockholders Agreement were terminated.

The First Amendment also provides that the Stockholders Agreement may be further amended to remove as a party thereto any stockholder that individually beneficially owns, directly or indirectly, less than 0.25% of the outstanding Common Stock by a writing signed by the Issuer and such stockholder, without any further action by any of the other parties thereto.

As a result of the First Amendment, the Subject Company Stockholders (including the Reporting Person) are no longer members of the “group” deemed to have been formed for purposes of the Exchange Act by virtue of the Stockholders Agreement (the “Group”). Moreover, as a result of the removal of the Subject Company Stockholders from the Group and the disposition by certain parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of Common Stock, representing more than 1% of the outstanding Common Stock, since the IPO, the shares of Common Stock held by the members of the Group and covered by the Stockholders Agreement represent less than 50% of the outstanding Common Stock. As of August 11, 2014, the Issuer ceased to qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Person may be deemed to beneficially own 34,586 shares of Common Stock, representing approximately 0.05% of the Issuer’s outstanding Common Stock (based on 75,638,588 shares of Common Stock outstanding).

(b) The Reporting Person has sole voting power and sole dispositive power with regard to such shares.

The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the parties to the Stockholders Agreement. As a result of the First Amendment, on August 11, 2014, the Reporting Person ceased to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement.

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e) The Reporting Person beneficially owns less than 5% of the Common Stock, and, as a result of the First Amendment, on August 11, 2014, the Reporting Person ceased being a member of the Group, which collectively beneficially owns more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

7.	First Amendment to Stockholders’ Agreement, dated as of August 11, 2014, among Diamond Resorts International, Inc. and the individuals and other entities party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2014)

CUSIP No. 25272T104	13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

/s/ Jared T. Finkelstein, as attorney-in-fact for Robert Wolf
Jared T. Finkelstein, attorney-in-fact for Robert Wolf